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SECURIT ... ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Miller Tabak Roberts Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

331 Madison Avenue
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Joel Miller — (212) 867-5546
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

BD 2/26

BD 3/1

OATH OR AFFIRMATION

I, Joel Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Tabak Roberts Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOIS E. TORRES
Notary Public, State of New York
No. 31-4845964
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires 01-21-2014

Signature

Member of the Managing Member
Title

Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MILLER TABAK ROBERTS SECURITIES, LLC

December 31, 2009

CONTENTS

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Miller Tabak Roberts Securities, LLC

We have audited the accompanying statement of financial condition of Miller Tabak Roberts Securities, LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miller Tabak Roberts Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 15-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 22, 2010

Miller Tabak Roberts Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents	$ 4,486,186
Due from brokers and dealers	18,401,477
Securities owned, at market value	1,358,390
Fixed assets, net of accumulated depreciation and amortization of $686,003	467,883
Other assets	585,645
Total assets	$25,299,581

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at market value	$ 1,034,940
Claims payable, held at clearing broker	3,665,351
Accrued compensation and other liabilities	7,604,586
	12,304,877
Members' equity	12,994,704
Total liabilities and members' equity	$25,299,581

The accompanying notes are an integral part of this statement.

Miller Tabak Roberts Securities, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2009

Revenues	
Net realized and unrealized gains on trading activities	$84,942,305
Commissions	3,277,153
Dividends, interest and other	389,215
	88,608,673
Expenses	
Employee compensation and benefits	60,093,770
Communications and technology	3,326,242
Clearance and floor brokerage fees	1,334,290
Occupancy	767,743
Professional and consulting fees	666,727
Shared administrative and clerical personnel	823,213
Business development	625,560
Taxation expense	920,300
Other	1,117,788
	69,675,633
NET INCOME	$18,933,040

The accompanying notes are an integral part of this statement.

Miller Tabak Roberts Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2009

Balance at December 31, 2008	$ 15,270,131
Net income	18,933,040
Distributions to members	(21,208,467)
Balance at December 31, 2009	$ 12,994,704

The accompanying notes are an integral part of this statement.

Miller Tabak Roberts Securities, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

Cash flows from operating activities	
Net income	$ 18,933,040
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization of fixed assets	218,559
Stock-based compensation	34,635
Decrease (increase) in assets	
Due from brokers and dealers, net	104,606
Securities owned, at market value	1,170,182
Other assets	(125,094)
(Decrease) increase in liabilities	
Securities sold, not yet purchased, at market value	(1,367,774)
Accrued compensation and other liabilities	1,181,728
Net cash provided by operating activities	20,149,882
Cash flows from investing activities	
Purchases of fixed assets	(392,534)
Net cash used in investing activities	(392,534)
Cash flows from financing activities	
Distributions to members	(21,208,467)
Net cash used in financing activities	(21,208,467)
Net decrease in cash and cash equivalents	(1,451,119)
Cash and cash equivalents at beginning of year	5,937,305
Cash and cash equivalents at end of year	$ 4,486,186
Supplemental disclosures of cash flow information	
Cash paid during the year for	
Taxes	$ 966,809

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION

Miller Tabak Roberts Securities, LLC ("MTR" or the "Company"), a New York limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). MTR Capital Corp., a New York corporation, is the parent, which owns 76.2% of the Company and acts as the managing member. Profits, losses and distributions are allocated among the members on a pro rata basis based on ownership interests. MTR is an institutional broker-dealer specializing primarily in fixed income securities (investment grade, high yield, convertible, emerging market debt and asset backed securities) as well as trading in preferred stock and distressed and bankrupt securities.

The Company clears its securities transactions on a fully disclosed basis through JPMorgan Clearing Corp. It also has a clearing arrangement with Pershing LLC (the "Clearing Brokers").

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

All securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at market value with the unrealized profit or loss reflected in net realized and unrealized gains on trading activities in the statement of operations. Market value is generally based on the last quoted price as of the end of the year. If a security did not trade on such day, the value is based upon prices quoted by unaffiliated market makers that regularly trade similar securities. Interest income is recorded on an accrual basis. Dividend income is recorded at the ex-dividend date.

The fair values of the Company's assets and liabilities approximate the carrying amounts presented in the statement of financial condition.

The Company considers all highly liquid investments purchased with an initial maturity of 90 days or less to be cash equivalents. Cash and cash equivalents include cash in banks and investments in overnight money market funds.

NOTE B (continued)

Office furniture, equipment, software development and other fixed assets are depreciated on a straight-line basis over their estimated useful lives, from three to five years. Leasehold improvements are amortized over the lesser of their useful life or the term of the related lease.

Fair Value Measurements

The Company adopted the guidance issued by Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to fair value measurements. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. These include exchangeable securities purchased or sold at trade date carried at contract value. We do not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. These include MTR's unique independent credit research capabilities, long standing and broad relationships with leading institutional fund managers, banks, and wholesale market brokers.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. (See Note F).

NOTE C - RECENTLY ISSUED ACCOUNTING STANDARDS UPDATE

In July 2009, FASB issued the Accounting Standards Codification (the "Codification"). The Codification became the source of authoritative US GAAP recognized by the FASB for nongovernmental entities. As a result, all of the Codification's content now carries the same level of authority, effectively superseding the hierarchy of generally accepted accounting principles previously issued. The new guidance was effective for the Company in 2009. The adoption of this new guidance did not have a material impact on the Company's financial statements.

NOTE D - DUE FROM BROKERS AND DEALERS

Due from brokers and dealers primarily includes realized profits, proceeds from securities sold short, net receivables and payables for unsettled transactions and claims and deposits with the Clearing Brokers. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned, although at December 31, 2009, the Company had no margin debt.

NOTE E - NET CAPITAL

MTR is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness ($11,276,155 as of December 31, 2009) or $100,000. At December 31, 2009, MTR had net capital of $11,677,721 , which was $10,925,977 in excess of the amount required.

Proprietary accounts held at the Clearing Brokers ("PAIB Assets") are considered allowable assets in the computation pursuant to an agreement between the Company and the clearing broker, which requires, among other things, that the Clearing Brokers perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

Certain advances, distributions and other equity withdrawals are subject to certain notification and restriction provisions of the SEC's Uniform Net Capital Rule. On January 6, 2010, MTR distributed $5,521,820 in equity earnings after due notifications were submitted.

NOTE F - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

The following table summarizes the valuation of the Company's securities positions by the above fair value hierarchy levels, as mentioned in Note B above, and in accordance with FASB guidance, as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Corporate bonds	$1,038,080	$198,610	$ -	$ 1,236,690
Equity securities	107,200	4,500	-	121,700
	$1,145,280	$213,110	$ -	$ 1,358,390
Liabilities				
Securities sold, not yet purchased				
Corporate bonds	$1,021,705	$	$ -	$ 1,021,705
Equity securities	13,235	-	-	13,235
	$1,034,940	$ -	$ -	$ 1,034,940

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

From time to time, MTR may trade various financial instruments and enter into various investment activities with off-balance-sheet risk, including securities sold, not yet purchased.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that MTR, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

MTR continuously monitors its transactions with off-balance-sheet risk.

At December 31, 2009, substantially all of the Company's cash and cash equivalents, due from brokers and dealers and securities owned are held at the Clearing Brokers and therefore are subject to the credit risk of the Clearing Brokers. The Clearing Brokers are members of SIPC and customers (as defined in the Securities Investor Protection Act) are afforded benefits if the SIPC member fails financially.

NOTE G (continued)

US GAAP requires the disclosure of information about obligations under certain guarantee arrangements. In this regard, MTR has agreed to indemnify the Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Brokers without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the Clearing Brokers for the customer accounts at December 31, 2009.

NOTE H - CONTINGENCIES

From time to time, the Company may be a party to various litigation matters and regulatory inquiries in the normal course of business. While the ultimate legal and financial liability of the Company, if any, cannot be estimated with certainty with respect to such matters, the Company believes that such ultimate liability would not have a material adverse effect on the financial condition, results of operations or cash flows of the Company based on its examination of such matters and on advice received from outside counsel.

NOTE I - COMMITMENTS

The Company is committed to pay rent for office spaces under noncancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. The Company gave notice not to renew its current New York lease which terminates in 2011. The Company is negotiating a new lease for expanded office space. Expected minimum annual rental payments under current operating lease agreements are as follows:

2010	$ 637,951
2011	422,059
2012	54,625
2013	9,102
2014	-
Thereafter	-
	$1,123,737

Rent expenses for the year ended December 31, 2009, were $629,064.

NOTE J - RELATED PARTY TRANSACTIONS

Effective January 1, 2006, Miller Tabak & Co. ("MT") (a minority investor in MTR) and MTR entered into a cost sharing arrangement whereby MTR and MT agreed to share the cost of certain administrative services and employees. Under this arrangement, the Company compensates MT for the costs associated with certain shared employees and services. These employees are primarily responsible for providing technology, telecommunications, reception and messenger services.

For the year ended December 31, 2009, the Company incurred shared expenses of $823,213.

NOTE K - INCOME TAXES

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax, Texas Corporation Franchise Tax, Metropolitan Commuter Transportation Mobility Tax and New York City Commercial Rent Tax. The Company paid actual and estimated taxes during the course of the year and has sufficient additional reserves available to cover any additional taxes that may still be due for 2009 once all the year's tax returns are finalized.

In accordance with accounting guidance, there are financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. The Company has reviewed the tax positions and has determined that the implementation did not have a material impact on the Company's financial statements or require additional disclosure.

NOTE L - SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through February 22, 2010, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

Miller Tabak Roberts Securities, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Total members' equity		$12,994,704
Nonallowable assets		
Nonmarketable securities	$ 245,311	
Other	1,046,412	
Total nonallowable assets		1,291,723
Net capital before haircuts on securities positions		11,702,981
Haircuts on securities positions		
Debt securities	1,965	
Other securities	20,981	
Balances denominated in foreign currencies	2,314	
Total haircuts on securities positions		25,260
Net capital		11,677,721
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $11,276,155 or $100,000)		751,744
Excess net capital		$10,925,977
Ratio of aggregate indebtedness to net capital		0.97 to 1

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Part IIA Focus Report as of December 31, 2009.

Miller Tabak Roberts Securities, LLC

STATEMENT REGARDING DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER SEC RULE 15c3-3

December 31, 2009

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule.

SUPPLEMENTARY REPORT

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORTON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members of
Miller Tabak Roberts Securities, LLC

In planning and performing our audit of the financial statements of Miller Tabak Roberts Securities, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees to prevent or detect misstatements on a timely basis in the normal course of performing their assigned functions. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of the Company, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended for, and should not be used by anyone other than these specified parties.

New York, New York
February 22, 2010

Grant Thornton

Grant Thornton

Grant Thornton

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO A COMPANY'S SIPC ASSESSMENT RECONCILIATION

MILLER TABAK ROBERTS SECURITIES, LLC

December 31, 2009

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO A COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Miller Tabak Roberts Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the fiscal period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by Miller Tabak Roberts Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Miller Tabak Roberts Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Miller Tabak Roberts Securities, LLC's management is responsible for the Miller Tabak Roberts Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective general ledger records entries and cancelled checks noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with the FOCUS Income Statement schedule for the twelve months ended December 31, 2009 which was agreed to quarterly FOCUS reports noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related FOCUS Income Statement schedule for the twelve months ended December 31, 2009 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Smith Thurston LLP

New York, New York
February 22, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049291 FINRA DEC
MILLER TABAK ROBERTS SECURITIES LLC 6*6
331 MADISON AVE 12TH FL
NEW YORK NY 10017-5102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 166,219.67

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (67,648)
1/8/2009 & 7/28/2009
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 98,571.67

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 98,571.67

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Miller Tabak Roberts Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of February, 2010.

Senior Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending December, 20 09 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 67,534,802
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,046,934
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,046,934
2d. SIPC Net Operating Revenues	$ 66,487,868
2e. General Assessment @ .0025	$ 166,219 (to page 1 but not less than $150 minimum)

Grant Thornton